Exhibit 99.5

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

DEPOSITARY RECEIPTS

Depositary’s Notice of Annual General Meeting of Shareholders of NQ Mobile Inc.:

Issue:	NQ Mobile Inc. / CUSIP 64118U108

Country:	Cayman Islands

Meeting Details:	Annual General Meeting of Shareholders of NQ Mobile Inc. on January 20, 2016 at 10:00 a.m. (local time) at 42/F Edinburgh Tower, The Landmark, 15 Queens Road Central, Hong Kong

Meeting Agenda:	The Company’s Notice of Meeting is attached

Voting Deadline:	On or before January 15, 2016 at 3:00 pm (New York City time)

ADR Record Date:	December 14, 2015

Ordinary: ADS ratio	5 Class A Common Shares : 1 American depositary share (ADS)

Holders of American Depositary Receipts (ADRs) representing Class A common shares (the “Deposited Securities”) of NQ Mobile Inc. (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is attached.

In accordance with the provisions of the Deposit Agreement governing the ADSs, registered holders of ADSs at the close of business on the ADS Record Date will be entitled, subject to any applicable law, the Memorandum and Articles of Association and the provisions of or governing the shares, to instruct the Depositary as to the exercise of the voting rights pertaining to the shares represented by such Holder’s ADSs. A voting instruction form is enclosed for that purpose.

Upon the timely receipt of written voting instructions on the voting instruction form, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Memorandum and Articles of Association and the provisions of or governing the shares, to vote or cause the Custodian to vote the shares represented by ADSs for which voting instructions were received or deemed to have been received.

In the event that (i) the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the shares represented by such Holder’s ADSs or (ii) no timely instructions are received by the Depositary from a Holder with respect to any of the shares represented by the ADSs held by such Holder on the ADS Record Date, the Depositary shall deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such shares and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such shares, provided, however, that no such instruction shall be deemed to have been given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company has agreed to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish to give such proxy, (y) the Company is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company would otherwise vote or (z) the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of holders of Shares, provided, further, that the Company will have no liability to any Holder or Beneficial Owner resulting from such notification. As of the date hereof, the Company has not informed the Depositary as to (x), (y) or (z).

In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the Memorandum and Articles of Association, the Depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the Depositary from Holders shall lapse. The Depositary will have no obligation to demand voting on a poll basis with respect to any resolution and shall have no liability to any Holder or Beneficial Owner for not having demanded voting on a poll basis.

For further information, please contact:

Deutsche Bank - Depositary Receipts

Tel 212 250 9100

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

NQ MOBILE, INC.

January 20, 2016

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

Please vote, sign, date and

mail your proxy card in the

envelope provided so that

your vote is received on or

before 10:00 AM EST on

January 15, 2016.

i  Please detach along perforated line and mail in the envelope provided.  i

¢ 00030000000000000000 4	012016

RESOLUTIONS PRESENTED FOR CONSIDERATION BY THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JANUARY 20, 2016

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

		FOR	AGAINST	ABSTAIN

1.     The special resolution as set out in the Notice of the Annual General Meeting regarding the approval of the amendment to the definition of “Affiliate” in Article 1 of the Company’s Articles of Association, as previously approved by the Company’s directors and as set forth below:

		☐	☐	☐

“Affiliate – with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with such specified Person, and for individual Persons, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, and any entity controlled by any of the foregoing”

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

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Note:   Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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